

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Mr. Bruce A. Streeter
Chief Executive Officer, President and Director
GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, TX   77042

   Re: **GulfMark Offshore, Inc.**
     Form 10-K
     Filed February 26, 2010
     Proxy Statement on Schedule 14A
     Filed April 30, 2010
     Response Letter Dated July 16, 2010
     File No. 001-33607

Dear Mr. Streeter:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Anne Nguyen Parker
          Branch Chief